August 31, 2021

VIA EDGAR

Mr. Timothy J. Collins

Office of Energy & Transportation

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Universal Logistics Holdings, Inc.

Registration Statement on Form S-3

Filed August 24, 2021

File No. 333-259042

Dear Mr. Collins:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Universal Logistics Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to 10:00 a.m., Eastern Time, on September 3, 2021, or as soon thereafter as is practicable.

The Company respectfully requests a written copy of the order verifying the effective date. If you have any questions or concerns, please contact Edwin J. Lukas of Vistula PLC at (313) 989-0004 or lukas@vistulalaw.com. Thank you for your assistance with this request.

Sincerely,

UNIVERSAL LOGISTICS HOLDINGS, INC.

/s/ Jude M. Beres

Jude M. Beres
Chief Financial Officer

cc.	Edwin J. Lukas

Vistula PLC